Jefferies Group, Inc.

520 Madison Avenue

New York, New York 10022

May 2, 2012

Via EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Jefferies Group Inc.
Form 10-K for the Fiscal Year Ended November 30, 2011
Filed January 27, 2012
File Number 001-14947

Dear Ms. Hayes:

Reference is made to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Annual Report on Form 10-K in the letter dated April 23, 2012, addressed to Mr. Richard B. Handler, Chief Executive Officer of Jefferies Group, Inc.

The staff’s comments in the comment letter are copied below in italics for your reference, and are followed by our responses. The captions below correspond to those used in the comment letter.

Form 10-K for Fiscal Year Ended November 30, 2011

Item 1A. Risk Factors, page 7

Our expansion in the commodities futures business presents various risks, page 7

1.	Your discussion states that the business you acquired presents many operational and financial risks, including your obligation to pay, or reimburse and indemnify Prudential Financial’s affiliates that provided financial guarantees and other credit support. Please identify all the known material operational and financial risks presented by this acquisition or revise the risk factor discussion to remove the reference to other risks that are not described.

To the extent we retain this risk factor in future filings, we will make the requested change by identifying all known material operational and financial risks presented by the acquisition or revise the risk factor to remove the reference to other risks that are not described.

2.	Additionally, provide a more detailed discussion of the circumstances under which Prudential Financial’s affiliates will be required to pay and you may be required to indemnify or reimburse these affiliates.

As part of the acquisition of the Global Commodities Group from Prudential Financial, Inc., we agreed to pay, or reimburse and indemnify, Prudential Financial or any of its affiliates (together “Prudential”) that provided financial guarantees for certain proprietary trading by the Global Commodities Group. The guarantees were required by certain customers or counterparties of the Global Commodities Group as a condition to engage in principal trading with the Global Commodities Group. To the extent the Global Commodities Group (now owned by us) defaults on a principal transaction subject to one of these guarantees, we will be required to pay, or reimburse and indemnify, Prudential for any amounts it is required to pay under the still outstanding guarantees.

Prudential agreed to maintain the guarantees that were in place as of the closing date of the acquisition for up to 18 months while we negotiated replacing them with guarantees issued by us. To date, most of the guarantees provided by Prudential have been replaced with guarantees provided by us. The net mark-to-market exposure of the principal trades still subject to a Prudential’s guarantee is approximately $28 million. We have not made any payments to Prudential under the reimbursement agreement and we do not expect that we will be required to make any such payments.

Because the guarantees are financial guarantees of obligations of our subsidiaries arising from the guaranteed principal transactions that are already recognized or will be recognized in our consolidated financial statements when they occur, they do not give rise to any additional liability to us on an enterprise basis.

Recent new legislation and new and pending regulations may significantly…, page 7

3.	We note that your disclosure in this section refers only generally to the potential risks associated with recent and new legislation and regulations. Please revise your disclosure in future filings to disclose what significant new legislation presents material risks to you, including how the increased regulation of derivatives and proprietary trading activities may adversely affect your results of operations. Please also revise your risk factor on page 11 (“Our international operations subject us to numerous risks…”) to discuss, as appropriate, the legislation and regulations applicable to your operations outside of the United States. In this regard, we note that approximately 19 percent of your net revenues for 2011 were substantially attributable to your operations in the United Kingdom, but that your existing disclosure lacks a discussion of the risks attributable to legislation and regulation in the U.K.

We will disclose in future filings any significant recent or new legislation which presents material risks including, as appropriate, legislation and regulations applicable to our international operations.

Notes to Consolidated Financial Statements

Note 6 - Derivative Financial Instruments, page 111

4.	We note footnote one to the OTC derivative asset and liability table on page 114 that indicates that you held exchange traded derivative assets and other credit enhancements. It is not clear from the footnote whether this footnote is meant to indicate that such exchange traded derivatives are included or excluded from your OTC derivatives table. Please clarify in your future filings.

Footnote one to the OTC derivative asset and liability table on page 114 was meant to indicate that the table excludes $124.1 million of exchange traded derivative assets and other credit enhancements. In future filings, we will revise our footnote disclosure as follows:

“At [    ], 20XX, we held exchanged derivative assets and other credit enhancements of $[    ], which are not included in this table.”

Note 7 - Collateralized Transactions, page 115

5.	We note you disclosure that in instances where you are permitted to sell or repledge securities received as collateral, you report the fair value of the collateral received and the related obligation to return the collateral in the Consolidated Statements of Financial Condition. In future filings, please revise to quantify the extent to which these amounts include customer securities.

At November 30, 2011, securities received as collateral in connection with certain derivative transactions and in connection with certain securities for securities transactions in which we are the lender of securities do not include any customer securities. In future filings, to the extent that these amounts include customer securities, we will identify those amounts.

6.	We note your disclosure that you engage in securities for securities transactions in which you are the borrower of securities and provide other securities as collateral rather than cash. You disclose that, as no cash is provided under these types of transactions, you treat these as noncash transactions and do not recognize any assets or liabilities for these transactions. In future filings please disclose the related amounts of these transactions as of the balance sheet dates presented.

In future filings, we will disclose revise our disclosure to include the related amounts of these transactions as of the balance sheet dates presented as follows:

“At [    ], 20XY and [    ], 20XX, securities for securities transactions where we are the borrower of securities was $[    ] and $[    ], respectively.”

Note 8 - Securitization Activities, page 117

7.	You disclose here that securities subsequently purchased through market-making transactions are not considered to be continuing involvement in these vehicles. You also state that the securities are included in Financial instruments owned – Mortgage and asset backed securities. Please revise your future filings to confirm whether such amounts are included in the Agency and non-Agency mortgage and asset backed securitizations line items of your variable interests in nonconsolidated VIEs on page 122. Further, confirm that you consider such holdings from market-making activities in your ongoing reassessments of whether you are the primary beneficiary of a VIE, or tell us your basis for excluding such holdings.

We will revise our disclosure in future filings to confirm that mortgage- and asset-backed securities purchased through our market making activities are included, to the extent they meet certain criteria (e.g., threshold levels established related to the total market value of the positions held of a particular vehicle), in the Agency and non-agency mortgage- and asset-backed securities line items of our disclosure of variable interests in nonconsolidated VIEs.

Under ASC 810-10-25-38A, the determination of the primary beneficiary of a VIE is based on whether a party has a controlling financial interest in the VIE though (i) the power to direct the most significant activities of the VIE and (ii) an economic interest that could potentially be significant to the VIE. We do not believe that the purchase of the mortgage-backed securities issued by these particular securitization vehicles, particularly in the context of our market-making activities, provides us with such power to direct the significant activities of the VIE. Further, we have no other ongoing involvement with the VIEs and have noted in Note 9 that “We have not executed any derivative contracts with VIEs and have not provided any liquidity facilities to VIEs, other than Jefferies Employees Partners, LLC…” Accordingly, any increases or decreases in our holdings of securities from market-making activities do not impact our ongoing reassessments of whether we are the primary beneficiary of any of the securitization vehicles.

Note 11 - Goodwill and Other Intangible Assets, page 127

8.

We note your disclosure that due to the volatility in the financial services sector and equity markets that you performed additional testing for goodwill impairment at November 30, 2011, and also that the computation of fair value for your Capital Markets reporting unit did not significantly exceed its carrying value. In future filings, please revise this section or your Critical Accounting Policies disclosure on page 37 to address the following with respect to your reporting units that are at risk of failing step one of the goodwill impairment test:

•	amount of goodwill allocated to the units;

•	description of the methodology used to determine fair value;

•	description of key assumptions used and how the key assumptions were determined; and

•	discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

In future filings, we will disclose the requested information for our reporting units to the extent that a reporting unit is at risk of failing step one of the goodwill impairment test.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,

/s/ Roland T. Kelly

Roland T. Kelly

Assistant Secretary